Mail Stop 4561

March 4, 2009

Mr. Charlie T. Loverling
Chief Financial Officer
Congaree Bancshares, Inc.
1201 Knox Abbott Drive
Cayce, SC 29033

> **Re: Congaree Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30,**
> **2008 and September 30, 2008**
> **File No. 000-52592**

Dear Mr. Loverling:

    We have reviewed your response dated February 10, 2009 to our comment letter dated January 13, 2009. Please provide us with the following additional information:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 11 – Income Taxes, page 53

1. We read your response to comment two in your letter dated February 10, 2009; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the lack of objective positive evidence. Also, we re-emphasize paragraphs 102 and 103 of SFAS 109; in this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome. Please revise your annual and interim financial statements accordingly.

    You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Branch Chief